UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q1 2022 results

Operating and Financial Review and Prospects

March 31, 2022
ICL Group Ltd

ICL Reports Record First Quarter 2022 Results and Raises Guidance
Company expanding long-term specialties focus, while benefitting from market upside

Tel Aviv, Israel, May 11, 2022 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the first quarter ended March 31, 2022. Consolidated sales of $2,525 million were up 67% year-over-year versus $1,510 million. Operating income of $902 million was up 388%, while adjusted operating income of $880 million was up 376%. Net income attributed of $632 million was up 368%, while adjusted net income attributed of $613 million was up 354%. Adjusted EBITDA of $1,002 million was up 232% versus $302 million.

ICL’s quarterly results continued to benefit from its long-term strategic focus on specialty solutions and on expanding customer relationships, which were bolstered by significant commodity upside. The strong performance was supported by increased demand and higher prices in most markets, despite higher overall costs and worldwide supply chain challenges.

“ICL delivered record results, even with global uncertainty, and leveraged its agility and diversity in the face of continuing supply chain challenges. Once again, all our specialty businesses achieved new quarterly results records, as all four of our divisions contributed to our significant growth and new ICL record sales and EBITDA,” said Raviv Zoller, president and CEO of ICL. “We continued to focus on long term cash generation by innovating within our specialty businesses product portfolio and by driving cost efficiencies. The disruptions caused by the pandemic, sanctions and the conflict in Ukraine have radically shifted market dynamics and could continue to significantly impact global agriculture, food and industrial markets in the near term. We will continue to optimize our customer and supplier relationships, to manage through global supply challenges and to work to ensure consistent and reliable product supply for our customers.”

Due to very strong results in the first quarter, and significant changes in market dynamics, ICL is raising its expectations for full year adjusted EBITDA to a range of $3,500 million to $3,750 million, with between $1,300 million to $1,400 million coming from its specialties focused businesses. (1a)

 ICL Group Limited Q1 2022 Results 1

Operating and Financial Review and Prospects

This Operating and Financial Review and Prospects is based on the Company’s unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2022 (Interim Financial Statements) and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Operating and Financial Review and Prospects contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals company that creates impactful solutions for humanity’s sustainability challenges in global food, agriculture, and industrial markets. ICL leverages its unique bromine, potash and phosphate resources, its professional employees, and its strong focus on R&D and technological innovation to drive growth across its end markets. ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs over 12,000 people worldwide, and its 2021 revenues totaled approximately $7 billion. For more information, visit the Company's website at www.icl-group.com1.

1 The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

 ICL Group Limited Q1 2022 Results 2

Financial Figures and non-GAAP Financial Measures

1-3/2022		1-3/2021		1-12/2021
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Sales	2,525	-	1,510	-	6,955	-
Gross profit	1,245	49	495	33	2,611	38
Operating income	902	36	185	12	1,210	17
Adjusted operating income (1)	880	35	185	12	1,194	17
Net income attributable to the shareholders of the Company	632	25	135	9	783	11
Adjusted net income - shareholders of the Company (1)	613	24	135	9	824	12
Diluted earnings per share (in dollars)	0.49	-	0.11	-	0.60	-
Diluted adjusted earnings per share (in dollars) (2)	0.48	-	0.11	-	0.64	-
Adjusted EBITDA (2)	1,002	40	302	20	1,687	24
Cash flows from operating activities	325	-	206	-	1,065	-
Purchases of property, plant and equipment and intangible assets (3)	131	-	147	-	611	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)
Commencing 2022, the Company’s adjusted EBITDA definition was updated. The adjusted EBITDA under the prior definition for the period ended March 31, 2022, March 31, 2021, and the year ended December 31, 2021, was $977 million, $295 million and $1,642 million, respectively. For further information, see disclaimer and “Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization and adjust items presented in the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the Company’s “adjusted EBITDA” calculation is no longer adding back “minority and equity income, net". While “minority and equity income, net” reflects the share of an equity investor in one of our owned operations, since adjusted EBITDA measures the Company’s performance as a whole, its operations and its ability to satisfy cash needs before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective. For additional information regarding this adjustment for prior periods, please see the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity” below.

 ICL Group Limited Q1 2022 Results 3

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products and Innovative Ag Solutions segments and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment as we believe this information is useful to investors in reflecting the specialty portion of our business.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

 ICL Group Limited Q1 2022 Results 4

Adjustments to Reported Operating and Net income (non-GAAP)

1-3/2022	1-3/2021	1-12/2021
$ millions	$ millions	$ millions
Operating income	902	185	1,210
Divestment related items and transaction costs from acquisitions (1)	(22)	-	(22)
Dispute and other settlement expenses (2)	-	-	5
Impairment and disposal of assets, provision for closure and restoration costs (3)	-	-	1
Total adjustments to operating income	(22)	-	(16)
Adjusted operating income	880	185	1,194
Net income attributable to the shareholders of the Company	632	135	783
Total adjustments to operating income	(22)	-	(16)
Total tax adjustments (4)	3	-	57
Total adjusted net income - shareholders of the Company	613	135	824

(1)
For 2022, reflects a capital gain related to the divestment of Novetide, a 50% owned joint venture. For 2021, reflects a capital gain related to the sale of an asset located in the industrial area of Ashdod, Israel and to the divestment of the Zhapu site (China) from the Industrial Products segment, which was partially offset by an earnout adjustment relating to prior years' divestment, as well as transaction costs related to the acquisitions in Brazil.

(2)
For 2021, reflects settlement costs related to the termination of a partnership and arbitration proceedings between ICL Iberia and Nobian and reimbursement of arbitration costs related to the Ethiopian potash project, which was partially offset by a reversal of a VAT provision following a court ruling in Brazil.

(3)
For 2021, reflects the disposal of a pilot investment, which did not materialize in Spain and an increase in restoration costs, offset by a reversal of impairment due to the strengthening of phosphate prices.

(4)
For both 2022 and 2021, the amounts reflect the tax impact of adjustments made to operational income. The amount in 2021 also includes tax expenses related to the release of trapped earnings of the Company and certain Israeli subsidiaries.

 ICL Group Limited Q1 2022 Results 5

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

1-3/2022	1-3/2021	1-12/2021
$ millions	$ millions	$ millions
Net income	657	142	832
Financing expenses, net	34	20	122
Taxes on income	211	23	260
Less: Share in earnings of equity-accounted investees	-	-	(4)
Operating income	902	185	1,210
Depreciation and amortization	122	117	493
Adjustments (1)	(22)	-	(16)
Total adjusted EBITDA (2)	1,002	302	1,687

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)	Adjusted EBITDA” under the prior definition for the period ended March 31, 2022, March 31, 2021, and the year ended December 31, 2021, was $977 million, $295 million and $1,642 million respectively.

 ICL Group Limited Q1 2022 Results 6

Calculation of diluted adjusted earnings per share was made as follows:

1-3/2022	1-3/2021	1-12/2021
$ millions	$ millions	$ millions
Net income attributable to the shareholders of the Company	632	135	783
Adjustments (1)	(22)	-	(16)
Total tax adjustments	3	-	57
Adjusted net income - shareholders of the Company	613	135	824
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,965	1,282,912	1,287,051
Diluted adjusted earnings per share (in dollars) (2)	0.48	0.11	0.64

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share is calculated as follows: dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

Events in the reporting period

1.
On February 16, 2022, Belaruskali declared force majeure, following a ban on potash rail shipments on the same day by Ukraine, in addition to a Belarus potash exports ban by Lithuania’s authorities, that followed a termination of its state-owned rail company contract with Belaruskali on February 1, leading to tight global potash supply.

2.
On February 24, 2022, the Russian invasion of Ukraine led to the imposition of significant economic sanctions on Russia and a humanitarian crisis in Ukraine. A curtailment of exports of fertilizers from Russia followed, alongside rising gas prices and continued significant increases in crop prices, mainly wheat, which created further pressure on already rising fertilizer prices. As this is an ongoing crisis, whose duration cannot be predicted, it is difficult to assess its future impact on the Company's results and operations.

However, in the Company's estimation, no material adverse effects on its business operations are expected. The Company is continuously reviewing developments regarding the crisis and its potential consequences and will make necessary adjustments to minimize negative effects on the results of its activities, as far as possible.

3.
The COVID-19 pandemic continues to create business and economic uncertainty and volatility in global markets. At the same time, there is a trend toward recovery in the volume of economic activity around the world that is leading, on one hand, to significant demand for certain products and services, and, on the other hand, to disruptions in global supply chains. The Company continues to take measures to ensure the health and safety of its employees, suppliers, other business partners and the communities in which it operates to ensure, among other things, the operation level and proper functioning of its facilities around the world and to minimize the pandemic's potential impact on the Company’s business.

 ICL Group Limited Q1 2022 Results 7

Consolidated Results Analysis

Results analysis for the period January – March 2022

Sales	Expenses	Operating income
$ millions
Q1 2021 figures	1,510	(1,325)	185
Total adjustments Q1 2021*	-	-	-
Adjusted Q1 2021 figures	1,510	(1,325)	185
New Brazilian Business' contribution	125	(109)	16
Quantity	(12)	17	5
Price	945	-	945
Exchange rates	(43)	21	(22)
Raw materials	-	(153)	(153)
Energy	-	(23)	(23)
Transportation	-	(25)	(25)
Operating and other expenses	-	(48)	(48)
Adjusted Q1 2022 figures	2,525	(1,645)	880
Total adjustments Q1 2022*	-	22	22
Q1 2022 figures	2,525	(1,623)	902

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-	New Brazilian business' contribution - In July 2021, the Company completed the acquisition of a South American plant nutrition business, ADS.

-
Quantity – The positive impact on operating income was primarily related to strong sales volumes of acids in most regions, and phosphate fertilizers, as well as to an increase in sales volumes of potash from the higher-margin ICL Dead Sea site. This trend was partly offset by a decrease in sales volumes of bromine and phosphorus-based flame retardants, as well as lower sales volumes of specialty salts and FertilizerspluS products, mainly in Europe.

-
Price - The positive impact on operating income was primarily related to an increase of $344 in the average realized price per ton of potash year-over-year, as well as an increase in the selling prices of phosphate fertilizers, acids, salts, bromine and phosphorus-based flame retardants, bromine industrial solutions, specialty minerals and specialty agriculture and FertilizerspluS products.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the Euro against the U.S. dollar, which led to a negative impact on sales that exceeded the positive effect on operational costs, as well as the appreciation of the average exchange rate of the Israeli shekel against the U.S. dollar, which negatively impacted the operational costs.

-
Raw materials – The negative impact on operating income was primarily due to higher prices of sulphur consumed during the quarter, as well as higher prices of commodity fertilizers and raw materials used in the production of bromine and phosphorus-based flame retardants.

 ICL Group Limited Q1 2022 Results 8

-	Energy – The negative impact on operating income was due to an increase in electricity prices, mainly in Europe.

-	Transportation – The negative impact on operating income was due to an increase in transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs, mainly payments of royalties on higher revenue.

The following table sets forth sales by geographical regions based on the location of the customers:

1-3/2022	1-3/2021
$ millions	% of Sales	$ millions	% of Sales
Asia	737	29	384	25
Europe	724	29	628	42
South America	516	20	109	7
North America	415	16	295	20
Rest of the world	133	6	94	6
Total	2,525	100	1,510	100

-
Asia – The increase in sales was primarily related to an increase in sales volumes and selling prices of potash, phosphate fertilizers, and acids, as well as an increase in selling prices of bromine-based flame retardants.

-
Europe – The increase in sales was primarily related to an increase in selling prices of potash, specialty agriculture and fertlizerspluS products and phosphate fertilizers, as well as an increase in selling prices and sales volumes of acids. The increase was partly offset by a decrease in sales volumes of potash, specialty agriculture and fertlizerspluS products and phosphate fertilizers, together with the negative impact of the depreciation of the average exchange rate of the Euro against the U.S. dollar.

-
South America – The increase in sales was primarily related to higher sales volumes and selling prices of potash, as well as an increase in sales volumes of specialty agriculture products, which include sales from our acquired ADS business. In addition, the increase in sales was related to higher selling prices of phosphate fertilizers and white phosphoric acid (WPA).

-
North America – The increase in sales was primarily related to an increase in the selling prices of potash, phosphate fertilizers, specialty agriculture and fertilizerspluS products and phosphorus-based flame retardants. The increase was partly offset by a decrease in sales volumes of potash and clear brine fluids.

-
Rest of the world – The increase in sales was primarily related to higher sales volumes and selling prices of specialty fertilizers products, together with higher sales volumes and selling prices of potash.

 ICL Group Limited Q1 2022 Results 9

Financing expenses, net

Net financing expenses in the first quarter of 2022 amounted to $34 million, compared to $20 million in the corresponding quarter last year, an increase of $14 million.

The main changes are a decrease of $7 million in long-term employee benefits provisions and lease revaluation income due to higher depreciation of the Israeli shekel against the US dollar during the corresponding period compared to the current quarter. In addition, a decrease of $4 million in capitalized interest income.

Tax expenses

In the first quarter of 2022, the Company’s reported tax expenses amounted to $211 million, compared to $23 million in the corresponding quarter last year, reflecting an effective tax rate of 24% and 14%, respectively. The Company’s relatively low effective tax rate in the corresponding quarter was affected by the devaluation of the shekel against the dollar during the quarter, which had a positive effect on the shekel denominated tax provisions.

 ICL Group Limited Q1 2022 Results 10

Industrial Products Segment information as of March 31, 2022 (Unaudited)

Segment Information

Industrial Products

The Industrial Products segment produces bromine out of a highly concentrated solution in the Dead Sea, as well as bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations

1-3/2022	1-3/2021	1-12/2021
$ millions	$ millions	$ millions
Segment Sales	494	398	1,617
Sales to external customers	488	394	1,601
Sales to internal customers	6	4	16
Segment Operating Income	188	105	435
Depreciation and amortization	15	17	65
Segment EBITDA	203	122	500
Capital expenditures	22	17	74

Highlights and business environment

•	Higher sales of elemental bromine year-over-year were driven by higher prices, due to supply limitations in China.

•	Sales of bromine-based flame retardants increased year-over-year, mainly as part of long-term strategic agreements and due to strong demand in most market segments.

•
Phosphorus-based flame retardant sales increased year-over-year as prices increased on tight supply. Chinese phosphorus producers began to display some signs of recovery, following environmental and energy restrictions which were imposed on domestic production during 2021.

•	Most of the segment’s magnesia and calcium product lines were sold out due to strong demand in the supplements and pharmaceuticals end-markets.

•	Sales of Dead Sea salts increased year-over-year, mainly due to higher prices for industrial KCl salts used by the oil drilling market.

 ICL Group Limited  Q1 2022 Results 11

Industrial Products Segment information as of March 31, 2022 (Unaudited)

Results analysis for the period January – March 2022

Sales	Expenses	Operating income
$ millions
Q1 2021 figures	398	(293)	105
Quantity	(45)	33	(12)
Price	149	-	149
Exchange rates	(8)	2	(6)
Raw materials	-	(26)	(26)
Energy	-	(3)	(3)
Transportation	-	(8)	(8)
Operating and other expenses	-	(11)	(11)
Q1 2022 figures	494	(306)	188

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine-based industrial solutions, mainly clear brine fluids, as well as bromine and phosphorus-based flame retardants.

-	Price – The positive impact on operating income was due to higher selling prices of bromine and phosphorus-based flame retardants, as well as bromine industrial solutions and specialty minerals.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the Euro against the U.S. dollar, which led to a negative impact on sales that exceeded the positive effect on operational costs, as well as the appreciation of the average exchange rate of the Israeli shekel against the U.S. dollar, which increased operational costs.

-	Raw materials – The negative impact on operating income was primarily due to an increase in prices of raw materials used in the production of bromine- and phosphorus-based flame retardants.

-	Transportation - The negative impact on operating income primarily resulted from higher marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher payments of royalties, as a result of higher revenue.

 ICL Group Limited  Q1 2022 Results 12

Potash Segment information as of March 31, 2022 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel and Spain, using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. The segment also includes production and sales of pure magnesium and magnesium alloys, as well as production and sale of chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom which supplies electricity to ICL companies in Israel (the surplus electricity is sold to external customers) and steam to all facilities at the Sodom site.

Results of operations

1-3/2022	1-3/2021	1-12/2021
$ millions	$ millions	$ millions
Segment Sales	795	349	1,776
Potash sales to external customers	648	254	1,401
Potash sales to internal customers	43	22	94
Other and eliminations (1)	104	73	281
Gross Profit	523	135	870
Segment Operating Income	410	29	399
Depreciation and amortization	40	33	148
Segment EBITDA	450	62	547
Capital expenditures	62	59	270
Average realized price (in $) (2)	601	257	337

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine and sales of excess electricity produced by ICL’s power plants in the Dead Sea in Israel.

(2)
The average realized price (dollar per ton) of potash is calculated by dividing total potash revenue by total sales quantities. The difference between the Free On Board (FOB) price and the average realized price is primarily due to marine transportation costs, local market (Israel) sales and internal consumption sales.

Highlights and business environment

•
The Grain Price Index increased during the first quarter of 2022 following an increase in prices of wheat, soybean, corn and rice by 38.4%, 28.7% 27.2% and 10.0%, respectively. These price increases are related to the continuing impact of the COVID-19 pandemic on global markets, global food consumption and supply chain challenges, as well as global concerns regarding food security, especially in China, which has experienced a new wave of the pandemic. Price increases were boosted further by the Russia – Ukraine war, which began on February 24, mainly with regard to wheat prices, reflecting the involved countries’ share in the global wheat market.

•
The WASDE (World Agricultural Supply and Demand Estimates) report published by the USDA (United States Department of Agriculture) in April 2022 further supports the above assessment, indicating a decrease in the expected ratio of the global inventories of grains to annual consumption to 28.5% for the 2021/22 agriculture year, compared to 29.2% for the 2020/21 agriculture year, and 30.5% for the 2019/20 agriculture year.

 ICL Group Limited Q1 2022 Results 13

Potash Segment information as of March 31, 2022 (Unaudited)

•
Potash prices soared during the first quarter of 2022, following grain price increases as described above, offsetting seasonaly low demand, as well as Canpotex and Uralkali commitments in January 2022 to global volumes until April 2022, following increasing supply concerns due to sanctions against Belarus. On February 16, 2022, BPC declared force majeure subsequent to a ban on potash rail shipments on the same day by Ukraine, which followed a Belarus potash exports ban by Lithuania’s authorities, that included a termination of its state-owned rail company contract with Belaruskali on February 1. Supply was further tightened due to various sanctions which followed the Russian invasion of Ukraine. Also, Yara halted its purchase of potash from Belaruskali on January 10 and the EU completely halted its import of potash from Belarus on March 2, as part of the above sanctions.

•
In February 2022, ICL signed framework agreements for the supply of potash to its Chinese customers for the next three years (2022-2024). Prices for the quantities to be supplied, according to the framework agreements, will be established in line with the prevailing market prices in China at the relevant date of supply. As part of these agreements, ICL has signed contracts to supply an aggregate amount of 700,000 metric tons of potash, with mutual options for an additional 250,000 metric tons, to be supplied by the end of 2022. The agreed selling price in the contracts is $590 per ton, $343 per ton above the previous contracts.

•
In February 2022, ICL signed a contract with Indian Potash Limited (IPL), India’s largest importer of potash, to supply an aggregate 600,000 metric tons of potash to be supplied through December 2022. The agreed selling price in the contract is $590 per ton CIFFO Indian ports, $145 per ton above the previous contract. In March 2022, ICL signed a new long-term supply agreement with IPL for the years 2022-2027, which will replace the previous 5-year framework agreement signed in 2019, for the remaining period of the previous framework agreement. According to the new framework agreement, ICL will supply IPL 600,000 metric tons of potash in 2022 and 600,000 metric tons, plus options for additional 50,000 metric tons, in 2023. In each of the following years (2024-2027), ICL will supply IPL 650,000 metric tons of potash, plus options for 50,000 additional metric tons per year. The agreed selling price under the new framework agreement will be determined in accordance with prevailing market prices in India on the relevant date of supply.

•	ICL's average potash realized price per ton of $601 was 23% higher compared to the fourth quarter of 2021 and 134% higher year-over-year.

ICL Dead Sea

•	P-9 pumping station – in the beginning of 2022 the station became operational.

•	A production shutdown for annual maintenance was executed in March.

ICL Iberia

•
ICL Iberia’s ramp project, which was successfully completed in 2021, together with processing plant improvements to the Suria plant, are expected to increase production capacity to an expected annual run-rate of approximately 1 million tons by the second half of 2022, while lowering the cost per ton, and to reach a level of up to about 1.3 million tons per year in the future, following completion of additional necessary adjustments to the mine and surface production facilities.

Metal Magnesium

•	Magnesium sales increased year-over-year due to securing annual contracts at higher prices, following competitors' production constraints, in conjunction with the recovery of global end-market demand.

 ICL Group Limited  Q1 2022 Results 14

Potash Segment information as of March 31, 2022 (Unaudited)

Additional segment information

Global potash market - average prices and imports:

Average prices	01-03/2022	01-03/2021	VS Q1 2021	10-12/2021	VS Q4 2021
Granular potash – Brazil	CFR spot ($ per ton)	877	283	209.9%	787	11.4%
Granular potash – Northwest Europe	CIF spot/contract (€ per ton)	618	235	163.0%	543	13.8%
Standard potash – Southeast Asia	CFR spot ($ per ton)	656	248	164.5%	578	13.5%
Potash imports
To Brazil	million tons	3.1	2.2	40.9%	3.4	(8.8)%
To China	million tons	2.1	2.6	(19.2)%	1.6	31.3%
To India	million tons	0.72	0.75	(4.0)%	0.5	44.0%

Sources: CRU (Fertilizer Week Historical Price: April 2022), FAI, Brazilian and Chinese customs data.

Potash – Production and Sales

Thousands of tons	1-3/2022	1-3/2021	1-12/2021
Production	1,093	1,152	4,514
Total sales (including internal sales)	1,150	1,075	4,434
Closing inventory	298	353	355

First quarter 2022

-
Production – Production was 59 thousand tons lower year-over-year, mainly due to a decrease in total production at ICL Dead Sea, following a production shutdown in March 2022 (while in 2021 it occurred in April), partially offset by higher production at ICL Iberia, following the connection of the ramp to the Cabanasses mine.

-
Sales – The quantity of potash sold was 75 thousand tons higher year-over-year, mainly due to higher sales quantities to Brazil, China and India, partially offset by lower sales to the USA, United Kingdom, and Spain.

 ICL Group Limited  Q1 2022 Results 15

Potash Segment information as of March 31, 2022 (Unaudited)

Results analysis for the period January – March 2022

Sales	Expenses	Operating income
$ millions
Q1 2021 figures	349	(320)	29
Quantity	17	(15)	2
Price	441	-	441
Exchange rates	(12)	2	(10)
Energy	-	(11)	(11)
Transportation	-	(9)	(9)
Operating and other expenses	-	(32)	(32)
Q1 2022 figures	795	(385)	410

-	Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash from the higher-margin ICL Dead Sea site.

-	Price – The positive impact on operating income resulted primarily from an increase of $344 in the average realized price per ton of potash year-over-year.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the euro against the U.S dollar, which led to a negative impact on sales that exceeded the positive impact on operational costs, as well as the appreciation of the average exchange rate of the Israeli shekel against the U.S. dollar, which led to a negative impact on operating income.

-	Energy - The negative impact on operating income was due to an increase in electricity prices, mainly in Europe.

-	Transportation – The negative impact on operating income resulted primarily from an increase in marine transportation costs.

-	Operating and other expenses - The negative impact on operating income was primarily related to higher operational costs, as well as higher payments of royalties, as a result of higher revenue.

 ICL Group Limited  Q1 2022 Results 16

Phosphate Solutions Segment information as of March 31, 2022 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Phosphate specialties sales of $437 million and operating income of $102 million in the first quarter of 2022, were approximately 49% and 191% higher, respectively, compared to the first quarter of 2021. The increase in operating income was driven mainly by strong sales volumes and higher prices, which offset increased raw material prices. Despite ongoing global supply chain challenges, the segment’s global production footprint enabled it to provide reliable supply for its customers worldwide.

Sales of phosphate commodities amounted to $361 million, approximately 74% higher than the first quarter of 2021, mostly due to a significant increase in market prices. Operating income of $98 million, a year-over-year increase of $91 million, was mostly due to higher prices and strong results from YPH, partially offset by higher costs of raw materials, mainly sulphur.

Results of operations

1-3/2022	1-3/2021	1-12/2021
$ millions	$ millions	$ millions
Segment Sales	798	502	2,254
Sales to external customers	748	467	2,087
Sales to internal customers	50	35	167
Segment Operating Income	200	42	294
Depreciation and amortization*	47	52	207
Segment EBITDA	247	94	501
Capital expenditures	49	48	228

* For Q1 2022, comprised of $13 million in phosphate specialties and $34 million in phosphate commodities. For Q1 2021, $13 million in phosphate specialties and $39 million in phosphate commodities.

Highlights and business environment

•	Both demand, in all regions, and prices of specialty phosphates, significantly increased year-over-year due to continued supply-chain challenges increasing raw material prices, and production costs.

•	White phosphoric acid (WPA) sales increased year-over-year, driven by higher sales volumes and prices in all regions, partially offset by an increase in raw materials cost.

•
The Company's YPH joint venture in China continued to experience growing demand for specialty phosphates and phosphoric acid in cathode active materials (CAM), such as lithium iron phosphate (LFP), destined for electric vehicles batteries and other energy storage solutions.

•
Due to ICL's global footprint, the segment has benefited from the rapid growth of the phosphate-based CAM market outside of the Asian market, resulting in growing sales of specialty phosphates and phosphoric acid in North America, South America, and European markets in the first quarter.

 ICL Group Limited Q1 2022 Results 17

Phosphate Solutions Segment information as of March 31, 2022 (Unaudited)

•
Dairy proteins: Sales increased significantly year-over-year, driven by strong demand for goat ingredients and specialty milk powders, including an innovative milk protein for better taste and texture in Greek yogurt and other food applications.

•
Phosphate fertilizers prices soared during the first quarter of 2022 due to the continuing shortage of supply, mainly as a result of the Chinese government exports-ban from October 2021, and Russia's government DAP/MAP/NPK/NPS exports quotas of December 2021. On February 24, 2022, the Russian invasion of Ukraine lead to related sanctions and higher crop prices that boosted phosphate fertilizers prices even further.

-
In India, DAP prices increased significantly, mainly during the first half of the quarter, due to massive DAP imports aimed at renewing depleted domestic stocks for the Rabi agricultural season, and amid a global shortage of supply. Prices continued to rise during the second half of the quarter, albeit at a slower pace, due to the above inventory buildup, the Indian government's February 1 P2O5 and K2O subsidy allocation for the 2022/23 agricultural year of 420 billion Rupees, and finally PhosAgro’s (Russia) renewal of exports in March.

-	In the U.S., DAP/MAP prices surged, mainly during the second half of the first quarter, due to higher crops prices and supported by the reopening of the Mississippi River system.

-	In Brazil, higher crop prices led to a significant increase in demand for MAP, resulting in price increases, mainly during March.

-	Global sulfur market prices rose during the quarter, boosted by the global energy prices increase following the outbreak of the Russia – Ukraine war.

•
On February 24, 2022, OCP (Morocco) reported its IMACID joint venture had concluded its first quarter phosphoric acid supply contract to India at $1,530 per ton (CFR 100% P2O5), an increase of $200 per ton compared to the previous quarter. This is the eighth consecutive price increase indicated in these quarterly contracts since the first quarter of 2020, with an accumulated increase of $940/ton.

 ICL Group Limited  Q1 2022 Results 18

Phosphate Solutions Segment information as of March 31, 2022 (Unaudited)

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per ton	01-03/2022	01-03/2021	VS Q1 2021	10-12/2021	VS Q4 2021
DAP	CFR India Bulk Spot	940	455	107%	809	16%
TSP	CFR Brazil Bulk Spot	813	408	99%	677	20%
SSP	CFR Brazil inland 18-20% P2O5 Bulk Spot	435	206	111%	395	10%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	325	138	136%	226	44%

Source: CRU (Fertilizer Week Historical Prices, April 2022).

Results analysis for the period January - March 2022

Sales	Expenses	Operating income
$ millions
Q1 2021 figures	502	(460)	42
Quantity	78	(47)	31
Price	229	-	229
Exchange rates	(11)	7	(4)
Raw materials	-	(87)	(87)
Energy	-	(2)	(2)
Transportation	-	(4)	(4)
Operating and other expenses	-	(5)	(5)
Q1 2022 figures	798	(598)	200

-	Quantity – The positive impact on operating income was driven mainly by strong sales volumes of acids in most regions and an increase in sales volumes of phosphate fertilizers.

-	Price – The positive impact on operating income primarily related to an increase in the selling prices of phosphate fertilizers, acids, salts and phosphate-based food additives.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the U.S. dollar and the depreciation of the Euro against the U.S. dollar, which led to a negative impact on operating income.

-	Raw materials – The negative impact on operating income was due to higher prices of sulphur consumed during the quarter.

-
Operating and other expenses – The negative impact on operating income was primarily related to higher payments of royalties which are calculated based on of the value of the quantity produced, as well as higher operational costs due to over a week-long annual maintenance shutdown in March at Rotem Israel's facility.

 ICL Group Limited  Q1 2022 Results 19

Innovative Ag Solutions Segment information as of March 31, 2022 (Unaudited)

Innovative Ag Solutions

The Innovative Ag Solutions segment aims to achieve global leadership in specialty Fertilizers markets by enhancing its positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, Fertilizers and Fertilizes Plus, targeting high-growth markets such as Brazil, India and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate polysulphate, as well as chemistry know-how, as well as to integrate and generate synergies from acquired businesses. ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerspluS range, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

As the Company continues to focus on targeting long-term growth through its diversified specialty solutions, a decision was made regarding the Company’s managerial structure, according to which, as of January 2022, the activities of ICL Boulby and other European business components were allocated from the potash and phosphate solutions segments, respectively, to the Innovative Ag Solutions segment. Comparative figures have been restated in order to reflect the structural change of the reportable segments.

Results of operations

1-3/2022	1-3/2021	1-12/2021
$ millions	$ millions	$ millions
Segment Sales	566	340	1,670
Sales to external customers	556	337	1,644
Sales to internal customers	10	3	26
Segment Operating Income	93	20	135
Depreciation and amortization	17	13	62
Segment EBITDA	110	33	197
Capital expenditures	17	13	74

Highlights and business environment

•	Segment profit for the quarter increased year-over-year due to higher sales prices in most regions and business lines, including newly acquired businesses in Brazil.

•	The increase in market prices is driven by higher raw material prices, primarily of nitrogen, phosphate and potash.

•
Sales to the specialty agriculture market increased year-over-year, due to higher sales prices of straight, liquid and controlled-release fertilizers, as well as strong performance of our newly acquired companies in Brazil. The increase in sales prices was prevalent in all regions.

•	Sales of the Turf and Ornamental business (T&O) increased year-over-year mainly due to higher sales prices.

•	Sales of FertilizersPlus (Polysulphate line of products) increased year-over-year mainly due to higher sales prices.

 ICL Group Limited Q1 2022 Results 20

Innovative Ag Solutions Segment information as of March 31, 2022 (Unaudited)

ICL Boulby

•	In the first quarter of 2022, the production of Polysulphate increased by 30% year-over-year to 238 thousand tons.

Results analysis for the period January – March 2022

Sales	Expenses	Operating income
$ millions
Q1 2021 figures	340	(320)	20
New Brazilian Business' contribution	125	(109)	16
Quantity	(32)	23	(9)
Price	146	-	146
Exchange rates	(13)	12	(1)
Raw materials	-	(59)	(59)
Energy	-	(8)	(8)
Transportation	-	(5)	(5)
Operating and other expenses	-	(7)	(7)
Q1 2022 figures	566	(473)	93

-	New Brazilian business' contribution - In July 2021, the Company completed its acquisition of the South American plant nutrition business of Compass Minerals América do Sul S.A. (hereinafter - ADS).

-
Quantity – The negative impact on operating income derived from lower sales volumes of specialty agriculture and FertilizerspluS products, mainly due to the rehabilitation activity following the fire event at ICL Germany Ludwigshafen in the third quarter of 2021, which halted production until May 2022.

-	Price – The positive impact on operating income was due to higher selling prices across most business lines, primarily of specialty agriculture and FertilizerspluS products.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the Euro against the U.S. dollar, which led to a minor negative impact on operating income.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers.

-	Energy – The negative impact on operating income was primarily due to an increase in electricity prices, mainly in Europe.

-	Transportation – The negative impact on operating income resulted primarily from an increase in marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to sales commissions paid due to higher sales.

 ICL Group Limited  Q1 2022 Results 21

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the first quarter of 2022, cash flow provided by operating activities amounted to $325 million, compared to $206 million in the corresponding quarter last year. This increase was due to stronger operating results.

Net cash used in investing activities

In the first quarter of 2022, net cash used in investing activities amounted to $107 million compared to $203 million in the corresponding quarter last year. This decrease is mainly due to the acquisition of Fertilaqua in the corresponding quarter, along with proceeds received from the sale of an asset and an investee in the current quarter.

Net cash used in financing activities

In the first quarter of 2022, net cash used in financing activities amounted to $260 million, compared to $62 million in the corresponding quarter last year. This increase is mainly related to higher dividend payments along with higher repayment of short-term credit from banks in the current quarter.

Outstanding net debt

In March 2022, the Company repaid, as scheduled, its NIS 392 million (approx. $123 million) Series E Bond.

As of March 31, 2022, ICL’s net financial liabilities amounted to $2,376 million, a decrease of $73 million compared to December 31, 2021.

Credit facilities

The total amount of the Company's securitization facility framework is $300 million. As of March 31, 2022, ICL has utilized approximately $178 million of the facility’s framework.

ICL has long-term credit facilities of $1,200 million, of which $322 million were utilized as of March 31, 2022.

The Company is eligible to withdraw up to BRL 230 million (about $48 million) from MUFG bank. As of March 31, 2022, the Company had withdrawn BRL 180 million (about $38 million), with a maturity date of March 2023. Subsequent to the reporting date, the company chose to prepay the abovementioned BRL 180 million and will not be able to reborrow it.

Ratings and financial covenants

S&P

In June 2021, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

 ICL Group Limited Q1 2022 Results 22

Fitch Ratings

In June 2021, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

Financial covenants

As of March 31, 2022, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

In the three-month period ended March 31, 2022, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021.

Board of Directors and Senior Management Updates

As of January 1, 2022, Aviram Lahav began to serve as ICL’s CFO and a member of its executive management team (GEC), replacing ICL’s former CFO, Kobi Altman.

On January 27, 2022, an extraordinary general meeting of shareholders approved the appointment of Ms. Dafna Gruber as an external director of the Company for a 3-year term, replacing Ms. Ruth Ralbag.

On March 30, 2022, the annual general meeting of shareholders (the “AGM”) approved the re-election, for an additional year, of the members of the Company’s Board of Directors: Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin. The AGM further approved the reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor, as well as a new Compensation Policy for officeholders of the Company; amended compensation terms for Mr. Yoav Doppelt, the Executive Chairman of the Board of Directors, as of July 1, 2022, including a LTI grant in the form of stock options for the Executive Chairman for the years 2022-2024, and an LTI grant in the form of stock options for the years 2022-2024, for the Company's President & CEO,  Mr. Raviv Zoller.

As in every year, on May 8, 2022, the Company’s Audit & Accounting Committee examined the reasonableness of the management fees that were paid to Israel Corp. for 2021, against the services that were rendered to the Company by Israel Corp. in 2021, pursuant to the management services agreement between the Company and Israel Corp. (the “Management Agreement”) and determined that the fees were reasonable. Nevertheless, following the approval of the Company’s shareholders, from March 30, 2022, the Management Agreement will be terminated as of July 1, 2022, and the directors who are office holders of Israel Corp. (other than Mr. Yoav Doppelt, who has a separate compensation arrangement), shall begin to be paid the applicable director’s compensation by the Company.

During the second quarter of 2022, the Israeli ESG Rating firm, 'Entropy Corporate Governance', updated and upgraded the Company's corporate governance rating, from a rating of Reasonable+ to a rating of "Advanced". The Company intends to continue to improve its corporate governance, among other things, by continuing to enhance the professional mix and diversity of the Board of Directors and its independence.

 ICL Group Limited Q1 2022 Results 23

Risk Factors

In the three-month period ended March 31, 2022, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2021.

Legal Proceedings

For information regarding legal proceedings and other contingencies, see Note 7 to the Company's Interim Financial Statements.

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; uncertainties surrounding the withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental regulatory legislative and licensing restrictions; laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; The Company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2022 (the “Annual Report”).

Forward‑looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the first quarter of 2022 (the “Quarterly Report”) should be read in conjunction with the Annual Report published by the Company on Form 20-F, as of and for the year ended December 31, 2021 (hereinafter – the “Annual Report), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.

 ICL Group Limited Q1 2022 Results 24

Consolidated Financial Statements (Unaudited)

As of March 31, 2022 in Millions of U.S. Dollars
ICL Group Ltd

Condensed Consolidated Statements of Financial Position as of (Unaudited)

March 31, 2022	March 31, 2021	December 31, 2021
$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	439	157	473
Short-term investments and deposits	93	99	91
Trade receivables	1,898	1,056	1,418
Inventories	1,673	1,195	1,570
Prepaid expenses and other receivables	355	481	357
Total current assets	4,458	2,988	3,909

Non-current assets
Deferred tax assets	142	136	147
Property, plant and equipment	5,797	5,531	5,754
Intangible assets	889	709	867
Other non-current assets	378	356	403
Total non-current assets	7,206	6,732	7,171

Total assets	11,664	9,720	11,080

Current liabilities
Short-term debt	506	617	577
Trade payables	1,078	752	1,064
Provisions	56	54	59
Other payables	1,049	735	912
Total current liabilities	2,689	2,158	2,612

Non-current liabilities
Long-term debt and debentures	2,402	2,121	2,436
Deferred tax liabilities	406	320	384
Long-term employee liabilities	511	620	564
Long-term provisions and accruals	275	262	278
Other	64	75	70
Total non-current liabilities	3,658	3,398	3,732

Total liabilities	6,347	5,556	6,344

Equity
Total shareholders’ equity	5,083	4,000	4,527
Non-controlling interests	234	164	209
Total equity	5,317	4,164	4,736

Total liabilities and equity	11,664	9,720	11,080

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 26

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the year ended
March 31, 2022	March 31, 2021	December 31, 2021
$ millions	$ millions	$ millions
Sales	2,525	1,510	6,955
Cost of sales	1,280	1,015	4,344

Gross profit	1,245	495	2,611

Selling, transport and marketing expenses	279	229	1,067
General and administrative expenses	69	62	276
Research and development expenses	18	15	64
Other expenses	-	5	57
Other income	(23)	(1)	(63)

Operating income	902	185	1,210

Finance expenses	67	60	216
Finance income	(33)	(40)	(94)

Finance expenses, net	34	20	122

Share in earnings of equity-accounted investees	-	-	4

Income before taxes on income	868	165	1,092

Taxes on income	211	23	260

Net income	657	142	832

Net income attributable to the non-controlling interests	25	7	49

Net income attributable to the shareholders of the Company	632	135	783

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.49	0.11	0.61

Diluted earnings per share (in dollars)	0.49	0.11	0.60

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,285,811	1,280,700	1,282,807

Diluted (in thousands)	1,290,965	1,282,912	1,287,051

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 27

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the year ended
March 31, 2022	March 31, 2021	December 31, 2021
$ millions	$ millions	$ millions
Net income	657	142	832

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	57	(64)	(105)
Change in fair value of cash flow hedges transferred to the statement of income	17	29	(15)
Effective portion of the change in fair value of cash flow hedges	(19)	(37)	13
Tax relating to items that will be reclassified subsequently to net income	1	2	-
	56	(70)	(107)

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	-	28	155
Actuarial gains from defined benefit plans	42	10	85
Tax relating to items that will not be reclassified to net income	(7)	(2)	(44)
	35	36	196

Total comprehensive income	748	108	921

Comprehensive income attributable to the non-controlling interests	25	6	54

Comprehensive income attributable to the shareholders of the Company	723	102	867

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 28

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the year ended
March 31, 2022	March 31, 2021	December 31, 2021
$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	657	142	832
Adjustments for:
Depreciation and amortization	122	117	490
Reversal of fixed assets impairment	-	-	(6)
Exchange rate, interest and derivative, net	41	53	99
Tax expenses	211	23	260
Change in provisions	(18)	(21)	(4)
Other	(20)	2	(21)
	336	174	818

Change in inventories	(87)	30	(267)
Change in trade receivables	(469)	(147)	(426)
Change in trade payables	(6)	39	274
Change in other receivables	(1)	(9)	9
Change in other payables	43	(12)	107
Net change in operating assets and liabilities	(520)	(99)	(303)

Interest paid, net	(16)	(18)	(89)
Income taxes paid, net of refund	(132)	7	(193)

Net cash provided by operating activities	325	206	1,065

Cash flows from investing activities
Proceeds (payments) from deposits, net	(8)	8	355
Business combinations	-	(64)	(365)
Purchases of property, plant and equipment and intangible assets	(131)	(147)	(611)
Proceeds from divestiture of assets and businesses, net of transaction expenses	20	-	39
Other	12	-	3
Net cash used in investing activities	(107)	(203)	(579)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(169)	(34)	(276)
Receipt of long-term debt	343	310	1,230
Repayments of long-term debt	(356)	(311)	(1,120)
Repayments of short-term debt, net	(97)	(41)	(58)
Receipts (payments) from transactions in derivatives	19	14	(17)
Other	-	-	(3)
Net cash used in financing activities	(260)	(62)	(244)

Net change in cash and cash equivalents	(42)	(59)	242
Cash and cash equivalents as of the beginning of the period	473	214	214
Net effect of currency translation on cash and cash equivalents	8	2	17
Cash and cash equivalents as of the end of the period	439	157	473

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 29

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended March 31, 2022
Balance as of January 1, 2022	548	224	(444)	138	(260)	4,321	4,527	209	4,736

Share-based compensation	-	1	-	1	-	-	2	-	2
Dividends	-	-	-	-	-	(169)	(169)	-	(169)
Comprehensive income	-	-	57	(1)	-	667	723	25	748
Balance as of March 31, 2022	548	225	(387)	138	(260)	4,819	5,083	234	5,317

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended March 31, 2021
Balance as of January 1, 2021	546	204	(334)	22	(260)	3,752	3,930	158	4,088

Share-based compensation	-	3	-	(1)	-	-	2	-	2
Dividends	-	-	-	-	-	(34)	(34)	-	(34)
Comprehensive income	-	-	(63)	22	-	143	102	6	108
Balance as of March 31, 2021	546	207	(397)	43	(260)	3,861	4,000	164	4,164

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 30

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the year ended December 31, 2021
Balance as of January 1, 2021	546	204	(334)	22	(260)	3,752	3,930	158	4,088

Share-based compensation	2	20	-	(16)	-	-	6	-	6
Dividends	-	-	-	-	-	(276)	(276)	(3)	(279)
Comprehensive income	-	-	(110)	132	-	845	867	54	921
Balance as of December 31, 2021	548	224	(444)	138	(260)	4,321	4,527	209	4,736

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 31

Notes to the condensed consolidated interim financial statements as of March 31, 2022 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2021 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Classifications

The Company made a number of insignificant classifications in comparative figures in order to adjust them to the manner of classification in the current financial statements. The said classifications have no effect on the total profit (loss).

 ICL Group Limited Quarterly Report 32

Notes to the condensed consolidated interim financial statements as of March 31, 2022 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

As the Company continues to focus on targeting long-term growth through its diversified specialty solutions, a decision was made regarding the Company’s managerial structure, according to which, as of January 2022, the activities of ICL Boulby and other European business components were allocated from the potash and phosphate solutions segments, respectively, to the Innovative Ag Solutions segment. Comparative figures have been restated in order to reflect the structural change of the reportable segments.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells mainly potash, salt, magnesium and electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also includes production and sales of pure magnesium and magnesium alloys, as well as production and sales of chlorine and sylvinite. In addition, the segment sells salt products produced in its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (surplus electricity is sold to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces organic milk components and whey proteins for the food ingredients industry.

 ICL Group Limited Quarterly Report 33

Notes to the condensed consolidated interim financial statements as of March 31, 2022 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty fertilizers markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and chemistry know-how, while integrating and generating synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), organic fertilizers, water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Innovative Ag Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled‑release fertilizers in the Netherlands, Brazil and the United States, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

 ICL Group Limited Quarterly Report 34

Notes to the condensed consolidated interim financial statements as of March 31, 2022 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2022

Sales to external parties	488	728	748	556	5	-	2,525
Inter-segment sales	6	67	50	10	1	(134)	-
Total sales	494	795	798	566	6	(134)	2,525

Segment operating income (loss)	188	410	200	93	(3)	(8)	880
Other income not allocated to the segments							22
Operating income							902

Financing expenses, net							(34)
Income before income taxes							868

Depreciation and amortization	15	40	47	17	1	2	122

Capital expenditures	22	62	49	17	1	2	153

 ICL Group Limited Quarterly Report 35

Notes to the condensed consolidated interim financial statements as of March 31, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2021

Sales to external parties	394	305	467	337	7	-	1,510
Inter-segment sales	4	44	35	3	1	(87)	-
Total sales	398	349	502	340	8	(87)	1,510

Segment profit (loss)	105	29	42	20	(2)	(9)	185
Operating income							185

Financing expenses, net							(20)
Income before income taxes							165

Depreciation and amortization	17	33	52	13	-	2	117

Capital expenditures	17	59	48	13	1	3	141
Capital expenditures as part of business combination	-	-	-	70	-	-	70

ICL Group Limited Quarterly Report 36

Notes to the condensed consolidated interim financial statements as of March 31, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2021

Sales to external parties	1,601	1,598	2,087	1,644	25	-	6,955
Inter-segment sales	16	178	167	26	3	(390)	-
Total sales	1,617	1,776	2,254	1,670	28	(390)	6,955

Segment operating income (loss)	435	399	294	135	(8)	(61)	1,194
Other income not allocated to the segments							16
Operating income							1,210

Financing expenses, net							(122)
Share in earnings of equity-accounted investees							4
Income before income taxes							1,092

Depreciation amortization and impairment	65	148	207	62	2	-	484

Capital expenditures	74	270	228	74	6	17	669
Capital expenditures as part of business combination	-	-	-	377	-	-	377

 ICL Group Limited Quarterly Report 37

Notes to the condensed consolidated interim financial statements as of March 31, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

1-3/2022		1-3/2021		1-12/2021
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Brazil	490	19	86	6	1,178	17
China	449	18	245	16	1,060	15
USA	380	15	275	18	1,091	16
United Kingdom	119	5	127	8	386	6
Germany	114	5	95	6	345	5
Spain	95	4	82	5	280	4
Israel	83	3	63	4	291	4
France	78	3	74	5	270	4
India	77	3	25	2	213	3
Netherlands	61	2	33	2	127	2
All other	579	23	405	28	1,714	24
Total	2,525	100	1,510	100	6,955	100

 ICL Group Limited Quarterly Report 38

Notes to the condensed consolidated interim financial statements as of March 31, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2022
Asia	211	232	239	66	-	(11)	737
Europe	156	149	212	251	5	(49)	724
South America	11	244	117	146	-	(2)	516
North America	97	100	170	49	-	(1)	415
Rest of the world	19	70	60	54	1	(71)	133
Total	494	795	798	566	6	(134)	2,525

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2021
Asia	130	70	140	48	-	(4)	384
Europe	144	155	146	215	7	(39)	628
South America	13	24	58	14	-	-	109
North America	95	56	114	32	1	(3)	295
Rest of the world	16	44	44	31	-	(41)	94
Total	398	349	502	340	8	(87)	1,510

 ICL Group Limited Quarterly Report 39

Notes to the condensed consolidated interim financial statements as of March 31, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2021
Asia	597	478	617	206	1	(23)	1,876
Europe	530	430	611	727	23	(162)	2,159
South America	64	467	343	436	-	(5)	1,305
North America	363	209	491	127	1	(5)	1,186
Rest of the world	63	192	192	174	3	(195)	429
Total	1,617	1,776	2,254	1,670	28	(390)	6,955

 ICL Group Limited Quarterly Report 40

Notes to the condensed consolidated interim financial statements as of March 31, 2022 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

March 31, 2022		March 31, 2021		December 31, 2021
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest	370	360	108	114	407	408
Debentures bearing fixed interest
Marketable	1,399	1,434	1,494	1,684	1,524	1,730
Non-marketable	193	199	193	207	195	208
	1,962	1,993	1,795	2,005	2,126	2,346

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method.

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 1	March 31, 2022	March 31, 2021	December 31, 2021
	$ millions	$ millions	$ millions
Investments at fair value through other comprehensive income	-	156	-

Level 2	March 31, 2022	March 31, 2021	December 31, 2021
	$ millions	$ millions	$ millions
Derivatives designated as economic hedge, net	5	(50)	15
Derivatives designated as cash flow hedge, net	82	67	120
	87	17	135

 ICL Group Limited Quarterly Report 41

Notes to the condensed consolidated interim financial statements as of March 31, 2022 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management (cont'd)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the shekel against the dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

Note 5 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments - non-marketable options

1.
On March 30, 2022, the general meeting of shareholders approved an equity-based award in the form of about 3 million non-marketable and non-transferable stock options for the years 2022 – 2024, under the amended 2014 Equity Compensation Plan, to the CEO and Chairman of the Board. The vesting period of the options will be in three equal tranches, upon the lapse of 12 months, 24 months and 36 months from the grant date (March 30, 2022). The fair value at the grant date is about $8 million.

2.	During the three-month period ended March 31, 2022, 833 thousand options were exercised.

B.	Dividend distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 8, 2022	March 8, 2022	169	0.13
May 10, 2022 *	June 15, 2022	307	0.24

*    The dividend will be distributed on June 15, 2022, with a record date for eligibility of June 1, 2022.

 ICL Group Limited Quarterly Report 42

Notes to the condensed consolidated interim financial statements as of March 31, 2022 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.
Further to Note 18 to the Annual Financial Statements regarding the regulation of Rotem Amfert Israel’s areas for phosphogypsum storage reservoirs and the approved new Urban Building Plan, in April 2022, the Planning Administration provided its position according to which, the Company should pay fees in immaterial amounts to obtain the required building permits. The said position has not yet been accepted by the Tamar Regional Council.

2.
Further to Note 18 to the Annual Financial Statements regarding the application for certification of a class action against the Company for the alleged environmental hazards that were caused due to leakage of wastewater to the groundwater aquifer in the vicinity of the Bokek stream, a leakage which began in the seventies, while the Company was government owned, and ended by the year 2000, in April 2022, the Be'er Sheva District Court dismissed the application with prejudice.

3.
Further to Note 18 to the Annual Financial Statements, regarding Energean's continued delays in supply of natural gas (NG) and the measures that the Company is taking to secure its supply of NG until full gas supply is obtained from Energean, or other sources, during the first quarter of 2022, the Company has signed NG supply agreements with various market sources, including Leviathan reservoir, to ensure the ongoing operations of its facilities in the coming months. Furthermore, following the Ministry of Energy’s directive to the Israeli NG suppliers to ensure the full NG required to the domestic market, and spot-base contracts in place, the Company believes it is more likely than not that it will obtain sufficient NG for its facilities in Israel until the full supply is obtained. The company intends to exercise all its legal rights in connection with Energean's continuous delays.

4.
As part of the Company's strategy to divest low synergy businesses and non-core business activities, in January 2022, the Company entered into a definitive agreement to sell its 50% share in the joint venture Novetide Ltd., which was accounted for according to the equity method. In March 2022, the sale transaction was completed. The sale's consideration is $33 million, of which $8 million represent an estimate for the fair value of a contingent consideration. As a result, the Company recognized a capital gain of $22 million.

5.
Further to Note 18 to the Annual Financial Statements, regarding the expansion of the gypsum and flotation ponds at YPH, in April 2022, the Company received an official certification enabling the required ponds expansion.

 ICL Group Limited Quarterly Report 43

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: May 11, 2022